UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Explanatory Note

Holdco Nuvo Group D.G Ltd. (the "Company") is filing this amendment (the "Amendment") to the Form 12b-25 filed on May 1, 2024 (the "Form 12b-25") to revise the disclosure in Part III - Narrative to clarify that the Company’s inability to file the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 was due to (i) the operational difficulties created by the mergers that occurred on April 30, 2024 and May 1, 2024 in connection with the business combination contemplated by that certain Business Combination Agreement, dated August 17, 2023 (the "Business Combination Agreement”), by and among the Company, Nuvo (as defined below), LAMF Global Ventures Corp. I, a Cayman Islands exempted company (“LAMF”), Nuvo Assetco Corp., a Cayman Islands exempted company and a wholly owned subsidiary of the Company, and H.F.N Insight Merger Company Ltd., a limited liability company organized under the laws of the State of Israel and a wholly owned subsidiary of LAMF and (ii) necessary information on Nuvo Group Ltd., a limited liability company organized under the laws of the State of Israel, and a wholly owned subsidiary of the Company ("Nuvo"), had not been prepared to complete the audited financial statements of Nuvo for inclusion in the Company's Annual Report on Form 20-F. This Amendment amends and restates only Part III - Narrative of the Form 12b-25; all other sections of the Form 12b-25 remain unchanged.

PART I-REGISTRANT INFORMATION

Holdco Nuvo Group D.G Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

94 Yigal Alon St., Tel Aviv, Israel
Address of Principal Executive Office (Street and Number)

Tel Aviv 6789155, Israel
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Holdco Nuvo Group D.G Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Annual Report”). The Company has determined that it is unable to file the Annual Report by the prescribed due date of April 30, 2024 because (i) of the operational challenges further complicated by the Israeli Passover holiday period and governmental office closings delayed the closing of the mergers contemplated by that certain Business Combination Agreement, including the initiation of the two mergers on April 30, 2024 and May 1, 2024 and (ii) it had not prepared the necessary documentation to complete the audit of the annual financial statements of Nuvo Group Ltd., a wholly owned subsidiary of the Company, and as a result additional time is required.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert Powell	(800)	554-9041
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The overall decrease in Loss from Operations is attributable to lower expenses from our cost cutting initiative deployed to adjust our operations to the challenging fundraising environment during 2023 versus 2022. This was offset by a significant expense recorded for the remeasurement of the Crossover Preferred and SAFE financial instruments recorded on the Company's balance sheet.

The above financial information regarding the year ended December 31, 2023 is preliminary and subject to the completion of the Company’s audited financial statements.

Holdco Nuvo Group D.G Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2024	By:	/s/ Robert Powell
	Name:	Robert Powell
	Title:	Chief Executive Officer

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